EXHIBIT 12.1

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the Three-Month Period ended March 31,		Fiscal Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars are in millions)
Income (loss) from continuing operations	$(19)	$(646)	$(1,899)	$(7,466)	$(2,608)	$(4,316)	$1,194
Income tax expense (benefit)	193	352	1,007	2,632	1,087	1,060	(674)
Income (loss) from continuing operations before income tax expense (benefit)	(212)	(998)	(2,906)	(10,098)	(3,695)	(5,376)	1,868
Fixed charges:
Interest expense	674	818	3,023	3,829	5,680	7,098	6,518
Interest portion of rentals(1)	3	5	7	37	37	59	50
Total fixed charges	677	823	3,030	3,866	5,717	7,157	6,568
Total earnings from continuing operations as defined	$465	$(175)	$124	$(6,232)	$2,022	$1,781	$8,436
Ratio of earnings to fixed charges	.69	(.21)	.04	(1.61)	.35	.25	1.28
Preferred stock dividends(2)	52	14	57	57	57	58	57
Ratio of earnings to combined fixed charges and preferred stock dividends	.64	(.21)	.04	(1.59)	.35	.25	1.27

(1)          Represents one-third of rentals, which approximates the portion representing interest.

(2)          Preferred stock dividends are grossed up to their pretax equivalents.